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CUSIP No. 32063L100                     13D                         Page 1 of 10
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                           SCHEDULE 13D (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)


                           The First Israel Fund, Inc
                           --------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                    32063L100
                                    ---------
                                 (CUSIP Number)

                                 Barry M. Olliff
            c/o City of London Investment Management Company Limited
                     10 Eastcheap, London EC3M ILX, England
                                +44 207 711 0771
                                ----------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 April 30, 2004
                                 --------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box / /.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                              (Page 1 of 10 Pages)

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CUSIP No. 32063L100                     13D                         Page 2 of 10
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--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         City of London Investment Group PLC, a company incorporated under the laws of England and Wales.
-------  -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) |_|
                                                                         (b) |_|
-------  -----------------------------------------------------------------------
   3     SEC USE ONLY
-------  -----------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         OO
-------  -----------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)
-------  -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         England and Wales
--------------------------------------------------------------------------------
       NUMBER OF           7     SOLE VOTING POWER

        SHARES                   852,809

     BENEFICIALLY       -------  -----------------------------------------------
                           8     SHARED VOTING POWER
       OWNED BY
                                 0
         EACH
                        -------  -----------------------------------------------
      REPORTING            9      SOLE DISPOSITIVE POWER

        PERSON                   852,809
                        -------  -----------------------------------------------
         WITH             10     SHARED DISPOSITIVE POWER

                                 0
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         852,809
-------  -----------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         |_|
-------  -----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         20.0%
-------  -----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         HC
=======  =======================================================================

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CUSIP No. 32063L100                     13D                         Page 3 of 10
-------------------                                                 ------------

-------  -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         City of London Investment Management Company Limited, a
         company incorporated under the laws of England and Wales.
-------  -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) |_|
                                                                         (b) |_|
-------  -----------------------------------------------------------------------
   3     SEC USE ONLY
-------  -----------------------------------------------------------------------
   4     SOURCE OF FUNDS

         WC
-------  -----------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
-------  -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         England and Wales
--------------------------------------------------------------------------------

     NUMBER OF             7     SOLE VOTING POWER

       SHARES                    771,609

    BENEFICIALLY        -------  -----------------------------------------------
                           8     SHARED VOTING POWER
      OWNED BY
                                 0
        EACH            -------  -----------------------------------------------
                           9     SOLE DISPOSITIVE POWER
     REPORTING
                                 771,609
       PERSON
                        -------  -----------------------------------------------
        WITH              10     SHARED DISPOSITIVE POWER

                                 0
-------  -----------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         771,609

-------  -----------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         |_|

-------  -----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         18.1%

-------  -----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*
         IA

=======  =======================================================================

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CUSIP No. 32063L100                     13D                         Page 4 of 10
-------------------                                                 ------------

Item 1.               SECURITY AND ISSUER.
                      --------------------

                      This statement relates to the shares of common stock, par value $.01 per share (the "Shares"), of The First Israel Fund, Inc. (the "Fund"). The principal executive offices of the Fund are located at Credit Suisse Asset Management, LLC, 466 Lexington Avenue New York, NY 10017 USA.


Item 2.               IDENTITY AND BACKGROUND.
                      ------------------------

                      (a), (b) and (c). This statement is being filed by City of London Investment Group PLC ("CLIG") and City of London Investment Management Company Limited ("CLIM," and together with CLIG, the "Reporting Persons").

                      The principal business of CLIG is serving as the parent holding company for the City of London group of companies, including CLIM. The business address and principal executive offices of CLIG are 10 Eastcheap, London EC3M ILX, England. The directors and executive officers of CLIG, their business addresses and present principal occupation or employment are set forth on Annex A attached to this Schedule 13D.

                      CLIM is an emerging markets fund manager which specializes in investing in closed-end investment companies and is a registered investment adviser under Section 203 of the Investment Advisers Act of 1940. CLIM is controlled by CLIG. CLIM is principally engaged in the business of providing investment advisory services to various public and private investment funds, including The Emerging World Fund ("EWF"), a Dublin, Ireland-listed open-ended investment company, Global Emerging Markets Country Fund ("GEM"), a private investment fund organized as a Delaware business trust, Investable Emerging Markets Country Fund ("IEM"), a private investment fund organized as a Delaware business trust, Emerging Free Markets Country Fund ("Free"), a private investment fund organized as a Delaware business trust, GFM (Institutional) Emerging Markets Country Fund ("GFM"), an open-ended fund organized under the laws of the Province of Ontario, Tradex Global Equity Fund ("Tradex"), an Ontario mutual fund and three segregated accounts. The business address and principal executive offices of CLIM are 10 Eastcheap, London EC3M ILX, England. The directors and executive officers of CLIM, their business addresses and present principal occupation or employment are set forth on Annex A attached to this Schedule 13D.

                      CLIG also controls City of London Quantitative Management Ltd. ("CLQM"), which acts as an investment adviser to Global Optimization Fondo de Inversion Internacional ("Global"), a closed-end fund organized under the laws of Chile. EWF, GEM, IEM, MPEM, GFM, and Global are referred to herein as the "City of London Funds."

                      The Shares to which this Schedule 13D relates are owned directly by the City of London Funds and segregated accounts.

                      (d) and (e). During the last five years, none of the

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CUSIP No. 32063L100                     13D                         Page 5 of 10
-------------------                                                 ------------

                      Reporting Persons or, to the knowledge or belief of the Reporting Persons, none of the natural persons identified in this Item 2, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanours), or has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

                      (f). Each of the Reporting Persons is a company incorporated under the laws of England and Wales. Each natural person identified in this Item 2 is a citizen of Great Britain.

Item 3.               SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
                      --------------------------------------------------

                      Beneficial ownership of the Shares to which this statement relates was acquired by the Reporting Persons with invested capital of the City of London Funds.

                      The aggregate purchase price of the 852,809 Shares beneficially owned by the Reporting Persons was $9,335,523, inclusive of brokerage commissions.

                      The aggregate purchase price of the 67,187 Shares beneficially owned by EWF was $706,882, inclusive of brokerage commissions.

                      The aggregate purchase price of the 127,779 Shares beneficially owned by GEM was $1,270,574, inclusive of brokerage commissions.

                      The aggregate purchase price of the 127,779 Shares beneficially owned by IEM was $992,296, inclusive of brokerage commissions.

                      The aggregate purchase price of the 65,000 Shares beneficially owned by GFM was $795,994, inclusive of brokerage commissions.

                      The aggregate purchase price of the 127,779 Shares beneficially owned by FREE was $1,428,790, inclusive of brokerage commissions.

                      The aggregate purchase price of the 248,885 Shares beneficially owned by the three segregated client accounts was $3,080,053, inclusive of brokerage commissions.

                      The aggregate purchase price of the 81,200 Shares beneficially owned by Global was $968,851, inclusive of brokerage commissions.

                      The aggregate purchase price of the 7,200 Shares beneficially owned by Tradex was $88,632, inclusive of brokerage commissions.


Item 4.               PURPOSE OF TRANSACTION.
                      -----------------------

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CUSIP No. 32063L100                     13D                         Page 6 of 10
-------------------                                                 ------------

                      The Reporting Persons do not currently have any plans or proposals which relate to or would result in any of the actions set forth in parts (a) through (j) of Item 4, and the Reporting Persons have made their investment in the Fund in the ordinary course of their business and not for the purpose of changing or influencing the control of the Fund. The Reporting Persons reserve the right at any time in the future to increase, decrease or eliminate its investment in the Fund or take any other action relative thereto.

Item 5.               INTERESTS IN SECURITIES OF THE ISSUER.
                      --------------------------------------

                      (a) and (b). As of April 30, 2004, EWF, GEM, IEM, GFM, FREE, the segregated client accounts, Tradex and Global owned directly 67,187, 127,779, 127,779, 65,000, 127,779,
                      248,885, 7,200 and 81,200 Shares, respectively, representing approximately 1.58%, 3.0%, 3.0%, 1.53%, 3.0%,
                      5.84%, 0.17% and 1.91%, respectively, of the 4,259,295
                      Shares outstanding.

                      As of April 30, 2004, CLIG, through its control of CLIM, had sole voting and dispositive power with respect to all 852,809 Shares owned directly by the City of London Funds, representing approximately 20% of the 4,259,295 Shares outstanding.

                      As of April 30, 2004, CLIM, in its capacity as investment adviser to the City of London Funds, had sole voting and dispositive power with respect to all 771,609 Shares owned directly by the City of London Funds, representing approximately 18.1% of the 4,259,295 Shares outstanding.

                      (c). Information with respect to all transactions in the Shares beneficially owned by the Reporting Persons that were effected during the past 60 days is set forth in Annex B to this Schedule 13D.

                      (d).  None

                      (e).  Not Applicable


Item 6.               CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
                      --------------------------------------------------------
                      WITH RESPECT TO SECURITIES OF THE ISSUER.
                      -----------------------------------------

                      Except as set forth in Item 4 of this Schedule 13D, none of the Reporting Persons has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Fund including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities of the Fund, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, division of profits or losses, or the giving or withholding of proxies.

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CUSIP No. 32063L100                     13D                         Page 7 of 10
-------------------                                                 ------------

Item 7.               Material to Be Filed as Exhibits.


                      None

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CUSIP No. 32063L100                     13D                         Page 8 of 10
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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  May 7, 2004


                                    CITY OF LONDON INVESTMENT GROUP PLC



                                    /s/ Barry M. Olliff
                                    ------------------------------------
                                    Name: Barry M. Olliff
                                    Title: Director



                                    CITY OF LONDON INVESTMENT
                                    MANAGEMENT COMPANY LIMITED



                                    /s/ Barry M. Olliff
                                    ------------------------------------
                                    Name: Barry M. Olliff
                                    Title: Director

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CUSIP No. 32063L100                     13D                         Page 9 of 10
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                                     ANNEX A
                                     -------

                        DIRECTORS AND EXECUTIVE OFFICERS

The names of the directors and executive officers of CLIG and their business addresses and present principal occupation or employment are set forth below. If no business address is given, the business address of such director or executive officer is c/o City of London Investment Group PLC, 10 Eastcheap, London EC3M ILX, England.

Andrew Davison                             Chairman
Barry Olliff                               Chief Executive Officer
Douglas Allison                            Finance Director
Peter O'Sullivan                           Compliance Director
Omar Ashur                                 Non-Executive Director
George Robb                                Non-Executive Director

The names of the directors and executive officers of CLIM and their business addresses and present principal occupation or employment are set forth below. If no business address is given, the business address of such director or executive officer is c/o City of London Investment Management Limited, 10 Eastcheap, London EC3M ILX, England.

Barry Olliff                               Chief Investment Officer
Douglas Allison                            Finance Director
Peter O'Sullivan                           Compliance Director
Clayton Gillece                            Director
Michael Russell                            Director
Thomas Griffith                            Director
Carlos Yuste                               Director
Christopher Weaver                         Director

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CUSIP No. 32063L100                     13D                        Page 10 of 10
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                                     ANNEX B
                                     -------

                    INFORMATION WITH RESPECT TO TRANSACTIONS
                           IN THE FUND'S COMMON STOCK
                           DURING THE PAST SIXTY DAYS

                  Number of Shares
                      of Common
       Trade      Stock Purchased/       Fund which          Price per
       Date          (Sold)(1)       Purchased (Sold)(1)     Share US$

    4/30/2004            300               Global              12.38
    4/29/2004            500               Global              12.52
    4/26/2004          1,900               Global              12.62
    4/20/2004          2,900               Global              12.72
    4/19/2004          1,700               Global              12.71
    4/15/2004          2,300              Accounts             12.48
    4/14/2004          1,000               Global              12.36
    4/13/2004          1,100              Accounts             12.50
    4/12/2004          2,500              Accounts             12.59
    4/12/2004          5,500               Global              12.61
     4/7/2004         15,300               Global              12.49
     4/6/2004          3,500              Accounts             12.40
     4/5/2004          4,400              Accounts             12.42
    3/31/2004         14,200              Accounts             12.26
    3/24/2004          8,900               Global              12.24
    3/22/2004          3,400               Global              12.26
    3/16/2004          1,100               Global              12.31
    3/12/2004          2,600               Global              12.25
     3/8/2004          (400)                (GFM)              13.00
     3/5/2004       (10,000)                (GFM)              13.00
     3/3/2004        (1,800)                (GFM)              13.00



     (1) All purchases/sales were effected through open market or privately negotiated transactions.